UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Luther Burbank Corporation

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

550550 107

(CUSIP Number)

John Francis Hamann

P.O. Box NN

Santa Rosa, CA 95402

707-547-1616

Copy to:

Teresa V. Pahl

Hanson Bridgett LLP

425 Market Street, 26th Floor

San Francisco, CA 94105

415-995-5079

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 7, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 550550 107

1.	Names of Reporting Persons. Madelyne Victoria Trione Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,500,000
	8.	Shared Voting Power 14,280,000 (i)
	9.	Sole Dispositive Power 10,500,000
	10.	Shared Dispositive Power 14,280,000 (i)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,780,000 (i)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 45.76% (ii)
14.	Type of Reporting Persons (See Instructions) OO (trust)

(i)	The Reporting Person disclaims beneficial ownership of the shares owned by the other Reporting Persons under this Schedule 13D, as described under item 5.
(ii)	Based on 54,150,000 shares of common stock, no par value per share (“Common Stock”), of the Issuer, outstanding as of December 7, 2017, if the underwriters’ overallotment option is not exercised, as reported in the registration statement declared effective by the Securities and Exchange Commission on December 7, 2017 (the “Registration Statement”).

CUSIP No. 550550 107

1.	Names of Reporting Persons. Victor Henry David Trione Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,500,000
	8.	Shared Voting Power 14,280,000 (i)
	9.	Sole Dispositive Power 10,500,000
	10.	Shared Dispositive Power 14,280,000 (i)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,780,000 (i)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 45.76% (ii)
14.	Type of Reporting Persons (See Instructions) OO (trust)

(i)	The Reporting Person disclaims beneficial ownership of the shares owned by the other Reporting Persons under this Schedule 13D, as described under item 5.
(ii)	Based on 54,150,000 shares of Common Stock of the Issuer, outstanding as of December 7, 2017, if the underwriters’ overallotment option is not exercised, as reported in the Registration Statement.

CUSIP No. 550550 107

1.	Names of Reporting Persons. The Denise Catherine Trione 1997 Irrevocable Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,260,000
	8.	Shared Voting Power 23,520,000 (i)
	9.	Sole Dispositive Power 1,260,000
	10.	Shared Dispositive Power 23,520,000 (i)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,780,000 (i)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 45.76% (ii)
14.	Type of Reporting Persons (See Instructions) OO (trust)

(i)	The Reporting Person disclaims beneficial ownership of the shares owned by the other Reporting Persons under this Schedule 13D, as described under item 5.
(ii)	Based on 54,150,000 shares of Common Stock of the Issuer, outstanding as of December 7, 2017, if the underwriters’ overallotment option is not exercised, as reported in the Registration Statement.

CUSIP No. 550550 107

1.	Names of Reporting Persons. The Sally Patricia Trione 1997 Irrevocable Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,260,000
	8.	Shared Voting Power 23,520,000 (i)
	9.	Sole Dispositive Power 1,260,000
	10.	Shared Dispositive Power 23,520,000 (i)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,780,000 (i)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 45.76% (ii)
14.	Type of Reporting Persons (See Instructions) OO (trust)

(i)	The Reporting Person disclaims beneficial ownership of the shares owned by the other Reporting Persons under this Schedule 13D, as described under item 5.
(ii)	Based on 54,150,000 shares of Common Stock of the Issuer, outstanding as of December 7, 2017, if the underwriters’ overallotment option is not exercised, as reported in the Registration Statement.

CUSIP No. 550550 107

1.	Names of Reporting Persons. The Henry Mark Trione 1997 Irrevocable Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,260,000
	8.	Shared Voting Power 23,520,000 (i)
	9.	Sole Dispositive Power 1,260,000
	10.	Shared Dispositive Power 23,520,000 (i)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,780,000 (i)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 45.76% (ii)
14.	Type of Reporting Persons (See Instructions) OO (trust)

(i)	The Reporting Person disclaims beneficial ownership of the shares owned by the other Reporting Persons under this Schedule 13D, as described under item 5.
(ii)	Based on 54,150,000 shares of Common Stock of the Issuer, outstanding as of December 7, 2017, if the underwriters’ overallotment option is not exercised, as reported in the Registration Statement.

CUSIP No. 550550 107

1.	Names of Reporting Persons. John Francis Hamann, not individually but solely as a trustee of the Trusts.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 24,780,000 (i)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 24,780,000 (i)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,780,000 (i)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 45.76% (ii)
14.	Type of Reporting Persons (See Instructions) IN

(i)	The Reporting Person is the co-trustee of each of the Madelyne Victoria Trione Trust, the Victor Henry David Trione Trust, The Denise Catherine Trione 1997 Irrevocable Trust, The Sally Patricia Trione 1997 Irrevocable Trust, and The Henry Mark Trione 1997 Irrevocable Trust (collectively, the “Trusts”), which directly hold shares of Common Stock of the Issuer. The Reporting Person disclaims beneficial ownership of such shares as described under Item 5.
(ii)	Based on 54,150,000 shares of Common Stock of the Issuer, outstanding as of December 7, 2017, if the underwriters’ overallotment option is not exercised, as reported in the Registration Statement.

CUSIP No. 550550 107

1.	Names of Reporting Persons. Theodore A. Hellman, not individually but solely as a trustee of the Trusts.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 24,780,000 (i)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 24,780,000 (i)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,780,000 (i)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 45.76% (ii)
14.	Type of Reporting Persons (See Instructions) IN

(i)	The Reporting Person is the co-trustee of each of the Trusts, which directly hold shares of Common Stock of the Issuer. The Reporting Person disclaims beneficial ownership of such shares as described under Item 5.
(ii)	Based on 54,150,000 shares of Common Stock of the Issuer, outstanding as of December 7, 2017, if the underwriters’ overallotment option is not exercised, as reported in the Registration Statement.

Schedule 13D

Item 1. Security and Issuer

This statement on Schedule 13D relates to the shares of common stock, no par value per share (the “Shares”), of Luther Burbank Corporation, a California corporation (the “Issuer”). The principal executive office of the Issuer is located at 520 Third Street, Fourth Floor, Santa Rosa, California 95401.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by each of the Madelyne Victoria Trione Trust, the Victor Henry David Trione Trust, The Denise Catherine Trione 1997 Irrevocable Trust, The Sally Patricia Trione 1997 Irrevocable Trust, and The Henry Mark Trione 1997 Irrevocable Trust (collectively, the “Trusts”); and each of John Francis Hamann and Theodore A. Hellman (each a “Trustee,” and together the “Trustees”), not individually but solely in their capacities as co-Trustees of each of the Trusts (together, the “Reporting Persons”). The Trusts were established for the benefit of the children of Victor S. Trione (“Mr. Victor Trione”), the Issuer’s chairman of the board, and the children of Mark H. Trione (“Mr. Mark Trione”), the Issuer’s former board director and secretary. Neither Mr. Victor Trione nor Mr. Mark Trione have voting or sole dispositive power over any of the Shares. Each of the children is the beneficiary of the Trust bearing his or her name.

(b) The business address for the Madelyne Victoria Trione Trust and the Victor Henry David Trione Trust is 101 D Street, Santa Rosa, California 95404 (Attn: John Hamann). The business address for Mr. Hamann, The Denise Catherine Trione 1997 Irrevocable Trust, The Sally Patricia Trione 1997 Irrevocable Trust, and The Henry Mark Trione 1997 Irrevocable Trust is P.O. Box NN, Santa Rosa, CA 95402 (Attn: John Hamann). The business address for Mr. Hellman is 425 Market Street, 26th Floor, San Francisco, California 94105.

(c) Mr. Hellmann is a partner with the law firm Hanson Bridgett LLP, with a business address at 425 Market Street, 26th Floor, San Francisco, CA 94105. Mr. Hamann is the chief financial officer of the Trione Family Office, with a business address at P.O. Box NN, Santa Rosa, CA 95402. The Reporting Persons are principally engaged in the business of investing the assets of the Trusts for the benefit of the beneficiaries of such Trusts. The Reporting Persons have entered into a Joint Filing Agreement, dated as of December 7, 2017, a copy of which is attached as Exhibit 1 to this Schedule 13D.

(d) None of the Reporting Persons has been convicted in a criminal proceeding during the last five (5) years.

(e) During the last five (5) years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Trustees is a citizen of the United States of America. Each of the Trusts is organized under the laws of the state of California.

Item 3. Source and Amount of Funds and Other Consideration

The Reporting Persons held their Shares prior to the initial public offering of the Common Stock and acquired such Shares from time to time through gifts and purchases. On April 27, 2017 the Issuer declared a 200-for-1 stock split (the “Stock Split”), increasing the number of issued and outstanding shares from 210,000 to 42,000,000. Additional shares issued as a result of the Stock Split were distributed immediately upon issuance to the Issuer’s stockholders, including each of the Trusts.

The Madelyne Victoria Trione Trust received from Mr. Victor Trione a gift of 3,000 Shares in 1997 and a gift of 500 Shares in 2002. On July 1, 2002, the Madelyne Victoria Trione Trust purchased 21,000 Shares for $9,515,940 from Mr. Victor Trione pursuant to a stock purchase agreement. The consideration for such purchase was a secured promissory note issued by the Madelyne Victoria Trione Trust to the order of Mr. Victor Trione (the “2002 MVT Note”), bearing interest at 4.6% per annum, compounded annually, and secured by the purchased Shares under a security agreement. The obligations under the 2002 MVT Note were satisfied on December 23, 2008. On May 28, 2010, the Madelyne Victoria Trione Trust purchased 28,000 Shares for $20,776,000 from Mr. Victor Trione as trustee of the Victor S. Trione Declaration of Trust pursuant to a stock purchase agreement. The consideration for such purchase was a secured promissory note issued by the Madelyne Victoria Trione Trust to the order of Mr. Victor Trione as trustee of the Victor S. Trione Declaration of Trust (the “2010 MVT Note”), bearing interest at 2.85% per annum, compounded semi-annually, and secured by the purchased Shares under a security agreement. The obligations under the 2010 MVT Note were satisfied on March 8, 2013.

The Victor Henry David Trione Trust received from Mr. Victor Trione a gift of 3,000 Shares in 1997 and a gift of 500 Shares in 2002. On July 1, 2002, the Victor Henry David Trione Trust purchased 21,000 Shares for $9,515,940 from Mr. Victor Trione pursuant to a stock purchase agreement. The consideration for such purchase was a secured promissory note issued by the Victor Henry David Trione Trust to the order of Mr. Victor Trione (the “2002 VHT Note”), bearing interest at 4.6% per annum, compounded annually, and secured by the purchased Shares under a security agreement. The obligations under the 2002 VHT Note were satisfied on December 23, 2008. On May 28, 2010, the Victor Henry David Trione Trust purchased 28,000 Shares for $20,776,000 from Mr. Victor Trione as trustee of the Victor S. Trione Declaration of Trust pursuant to a stock purchase agreement. The consideration for such purchase was a secured promissory issued by the Victor Henry David Trione Trust to the order of Mr. Victor Trione as trustee of the Victor S. Trione Declaration of Trust (the “2010 VHT Note”), bearing interest at 2.85% per annum, compounded semi-annually, and secured by the purchased Shares under a security agreement. The obligations under the 2010 VHT Note were satisfied on March 8, 2013.

As a result of these gifts and purchases, the Madelyne Victoria Trione Trust and the Victor Henry David Trione Trust each held a total of 52,500 Shares. Following the Stock Split, the Madelyne Victoria Trione Trust held a total of 10,500,000 Shares and the Victor Henry David Trione Trust held a total of 10,500,000 Shares.

The Denise Catherine Trione 1997 Irrevocable Trust received from Mr. Mark Trione a gift of 2,000 Shares in 1997 and a gift of 300 Shares in 2000. On July 1, 2003, The Denise Catherine Trione 1997 Irrevocable Trust purchased 4,000 Shares for $1,903,200 from Mr. Mark Trione pursuant to a stock purchase agreement. The consideration for such purchase was a secured promissory note issued by The Denise Catherine Trione 1997 Irrevocable Trust to the order of Mr. Mark Trione (the “2003 DCT Note”), bearing interest at 2.55% per annum, compounded annually, and secured by the purchased Shares under a security agreement. The obligations under the 2003 DCT Note were satisfied on December 22, 2008.

The Sally Patricia Trione 1997 Irrevocable Trust received from Mr. Mark Trione a gift of 2,000 Shares in 1997 and a gift of 300 Shares in 2000. On July 1, 2003, The Sally Patricia Trione 1997 Irrevocable Trust purchased 4,000 Shares for $1,903,200 from Mr. Mark Trione pursuant to a stock purchase agreement. The consideration for such purchase was a secured promissory note issued by The Sally Patricia Trione 1997 Irrevocable Trust to the order of Mr. Mark Trione (the “2003 SPT Note”), bearing interest at 2.55% per annum, compounded annually, and secured by the purchased Shares under a security agreement. The obligations under the 2003 SPT Note were satisfied on December 22, 2008.

The Henry Mark Trione 1997 Irrevocable Trust received from Mr. Mark Trione a gift of 2,000 Shares in 1997 and a gift of 300 Shares in 2000. On July 1, 2003, The Henry Mark Trione 1997 Irrevocable Trust purchased 4,000 Shares for $1,903,200 from Mr. Mark Trione pursuant to a stock purchase agreement. The consideration for such purchase was a secured promissory note issued by The Henry Mark Trione 1997 Irrevocable Trust to the order of Mr. Mark Trione (the “2003 HMT Note”), bearing interest at 2.55% per annum, compounded annually, and secured by the purchased Shares under a security agreement. The obligations under the 2003 HMT Note were satisfied on December 22, 2008.

As a result of these gifts and purchases, The Denise Catherine Trione 1997 Irrevocable Trust, The Sally Patricia Trione 1997 Irrevocable Trust, and The Henry Mark Trione 1997 Irrevocable Trust each held a total of 6,300 Shares. Following the Stock Split, The Denise Catherine Trione 1997 Irrevocable Trust held a total of 1,260,000 Shares, The Sally Patricia Trione 1997 Irrevocable Trust held a total of 1,260,000 Shares, and The Henry Mark Trione 1997 Irrevocable Trust held a total of 1,260,000 Shares.

Item 4. Purpose of Transaction

The Reporting Persons acquired, and presently hold, the Shares for investment purposes and may, from time to time, depending upon the market conditions and other factors deemed relevant by such Reporting Persons, acquire additional shares of Common Stock or dispose of such Shares in the open market or in private transactions which may include sales for the purpose of diversification of their investment, or family or charitable gifts.

Item 5. Interest in Securities of the Issuer

The following disclosure assumes that there are 54,150,000 shares of Common Stock outstanding as of December 7, 2017, if the underwriters’ overallotment option is not exercised, as reported in the registration statement declared effective by the Securities and Exchange Commission on December 7, 2017 (the “Registration Statement”).

The Madelyne Victoria Trione Trust directly holds 10,500,000 Shares, which represent approximately 19.39% of the outstanding Shares of the Issuer; the Victor Henry David Trione Trust directly holds 10,500,000 shares, which represent approximately 19.39% of the outstanding Shares of the Issuer; The Denise Catherine Trione 1997 Irrevocable Trust directly holds 1,260,000 Shares, which represent approximately 2.3% of the outstanding Shares of the Issuer; The Sally Patricia Trione 1997 Irrevocable Trust directly holds 1,260,000 Shares, which represent approximately 2.3% of the outstanding Shares of the Issuer; and The Henry Mark Trione 1997 Irrevocable Trust directly holds 1,260,000 Shares, which represent approximately 2.3% of the outstanding Shares of the Issuer. Each of the aforementioned Trusts has the right to receive the dividends from, or the proceeds of, any sale of the Shares held in such Trust for the benefit of such Trust’s beneficiaries.

Mr. Hamann and Mr. Hellman are co-Trustees of each of the Trusts with shared voting and dispositive power over all of the Shares. As such, each of the Trusts may, pursuant to Rule 13d-3 of the Act, be considered to each beneficially own an aggregate amount of 24,780,000 Shares, which represent approximately 45.76% of the outstanding Shares of the Issuer. Each Trust disclaims beneficial ownership in the Shares held by the other Reporting Persons over which it does not have any voting and dispositive power.

Each Trustee expressly disclaims beneficial ownership of the Shares and neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that either of the Trustees is the beneficial owner of the Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Trusts purchased certain of their Shares pursuant to stock purchase agreements and paid for such Shares with promissory notes secured under security agreements (collectively, the “Purchase Documents”), as described in Item 3 above.

In connection with the Issuer’s initial public offering (the “Offering”), the Trusts and Mr. Hamann each entered into a letter agreement with Keefe, Bruyette & Woods, Inc. and Sandler O’Neill & Partners, L.P., representatives of the underwriters (the “Representatives”) underwriting the Offering (collectively, the “Lock-Up Agreements”). The Lock-Up Agreements generally prevent the Reporting Persons from selling or otherwise transferring their Shares for a period of 180 days after the date of the prospectus relating to the initial public offering filed with the Securities and Exchange Commission on November 27, 2017 (the “Prospectus”) without the prior written approval of the Representatives. The Lock Up Agreements are subject to certain exceptions. The description of the Lock-Up Agreements contained herein is a summary of, and is subject to and qualified by reference to, the provisions of the form of Lock-Up Agreement incorporated by reference herein and attached as an exhibit to the Form of Underwriting Agreement filed as Exhibit 1.1 to the Issuer’s Prospectus.

Mr. Hamann and Mr. Hellman are co-Trustees of each of the Trusts with shared voting and dispositive power over all of the Shares.

To the knowledge of the Reporting Persons, other than the Purchase Documents, the Lock-Up Agreements, and the Trustees’ shared voting and dispositive power over all of the Shares, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or any other persons named in response to Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit 1	–	Joint Filing Agreement pursuant to Rule 13d-1(k) of the Act.

Exhibit 2	–	Form of Lock-Up Agreement, filed as an exhibit to the Form of Underwriting Agreement filed as Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-221455), filed with the Securities and Exchange Commission on November 27, 2017.

Exhibit 3	–	Stock Purchase Agreement dated July 1, 2002, between the Madelyn Victoria Trione Trust and Victor S. Trione, including the Promissory Note and Security Agreement as exhibits thereto.

Exhibit 4	–	Stock Purchase Agreement dated July 1, 2002, between the Victor Henry David Trione Trust and Victor S. Trione, including the Promissory Note and Security Agreement as exhibits thereto.

Exhibit 5	–	Agreement for Purchase and Sale of Stock Shares dated May 28, 2010, between the Madelyn Victoria Trione Trust and the Victor S. Trione Declaration of Trust, including the Promissory Note and Security Agreement executed in connection with this agreement.

Exhibit 6	–	Agreement for Purchase and Sale of Stock Shares dated May 28, 2010, between the Victor Henry David Trione Trust and the Victor S. Trione Declaration of Trust, including the Promissory Note and Security Agreement executed in connection with this agreement.

Exhibit 7	–	Stock Purchase Agreement dated July 1, 2003, between The Denise Catherine Trione 1997 Irrevocable Trust and Mark H. Trione, including the Promissory Note and Security Agreement as exhibits thereto.

Exhibit 8	–	Stock Purchase Agreement dated July 1, 2003, between The Sally Patricia Trione 1997 Irrevocable Trust and Mark H. Trione, including the Promissory Note and Security Agreement as exhibits thereto.

Exhibit 9	–	Stock Purchase Agreement dated July 1, 2003, between The Henry Mark Trione 1997 Irrevocable Trust and Mark H. Trione, including the Promissory Note and Security Agreement as exhibits thereto.

Signatures

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 7, 2017

MADELYNE VICTORIA TRIONE TRUST

By:	/s/ John Francis Hamann
John Francis Hamann, Co-Trustee

By:	/s/ Theodore A. Hellman
Theodore A. Hellman, Co-Trustee

VICTOR HENRY DAVID TRIONE TRUST

By:	/s/ John Francis Hamann
John Francis Hamann, Co-Trustee

By:	/s/ Theodore A. Hellman
Theodore A. Hellman, Co-Trustee

THE DENISE CATHERINE TRIONE 1997 IRREVOCABLE TRUST

By:	/s/ John Francis Hamann
John Francis Hamann, Co-Trustee

By:	/s/ Theodore A. Hellman
Theodore A. Hellman, Co-Trustee

THE SALLY PATRICIA TRIONE 1997 IRREVOCABLE TRUST

By:	/s/ John Francis Hamann
John Francis Hamann, Co-Trustee

By:	/s/ Theodore A. Hellman
Theodore A. Hellman, Co-Trustee

THE HENRY MARK TRIONE 1997 IRREVOCABLE TRUST

By:	/s/ John Francis Hamann
John Francis Hamann, Co-Trustee

By:	/s/ Theodore A. Hellman
Theodore A. Hellman, Co-Trustee

/s/ John Francis Hamann
JOHN FRANCIS HAMANN

/s/ Theodore A. Hellman
THEODORE A. HELLMAN